UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	James Rivas
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2215
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2014 SECOND QUARTER
FINANCIAL RESULTS

SAN CARLOS, CA – July 23, 2014 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the second quarter ending June 30, 2014.

•	Total Revenue: $363 million, representing a 7 percent increase year over year
•	Non-GAAP Operating Income: $207 million, representing 57 percent of revenues
•	Non-GAAP EPS: $0.89, representing an 8 percent increase year over year
•	Deferred Revenues: $660 million, representing a 14 percent increase year over year

“We had a fantastic second quarter. Total revenues from products and software blades subscription delivered 10 percent growth, which was driven by strong demand across industries and business segments.  We saw a nice up-tick in customer wins across the board with several very large customer contracts,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies.

Financial Highlights for the Second Quarter of 2014:

•	Total Revenue: $363 million compared to $340 million in the second quarter of 2013.
•	GAAP Operating Income: $190 million compared to $183 million in the second quarter of 2013.
•	Non-GAAP Operating Income: $207 million compared to $198 million in the second quarter of 2013. Non-GAAP operating margin was 57 percent, compared to 58 percent in the second quarter of 2013.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $160 million compared to $151 million in the second quarter of 2013. GAAP earnings per diluted share were $0.83 compared to $0.76 in the second quarter of 2013.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $172 million compared to $165 million in the second quarter of 2013. Non-GAAP earnings per diluted share were $0.89 compared to $0.83 in the second quarter of 2013.

•	Deferred Revenues: As of June 30, 2014, deferred revenues were $660 million compared to $580 million as of June 30, 2013.
•	Cash Flow: Cash flow from operations was $168 million compared to $205 million in the second quarter of 2013.
•	Share Repurchase Program: During the second quarter of 2014, the company repurchased 3.0 million shares at a total cost of $194 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,643 million as of June 30, 2014, an increase of $72 million, compared to $3,571 million as of June 30, 2013.

For information regarding the Non-GAAP financial measures discussed in this release, as well as a reconciliation of such Non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

Business Highlights
During the second quarter of 2014, Check Point launched new products and services, including:

41000 Security System – New datacenter and telco grade high performance system based on the multi-blade hardware architecture of the 61000. The 41000 has a smaller footprint, enabling more customers to deploy high performance scalable security. The 41000 delivers performance of up to 11,000 SecurityPower™ units (SPU), 40 Gbps of real-life firewall throughput, and 25 Gbps of real-life IPS throughput.

Smart-1 Appliance Family – Upgraded the entire line of the Smart-1 security management appliance family with five new appliances that deliver cyber security management for the era of big data. Smart-1 appliances enable organizations to consolidate security policy, log, and event management. The new Smart-1 Appliances allow for three times more effective storage capacity and report generation is greatly accelerated.

Next-Generation SmartEvent – Announced the availability of Next-Generation SmartEvent, a new and powerful event monitoring solution for real-time processing and storing of threat detection data. Next-Generation SmartEvent offers one single view for all security threats and network components, to more easily manage and analyze big data security, and to make faster and more informed security decisions.

ThreatCloud IntelliStore – The ThreatCloud IntelliStore provides a threat intelligence marketplace that enables organizations to select from a wide range of threat intelligence feeds relevant to them and simultaneously uses this intelligence to proactively stop threats at their Check Point Security Gateways.

Check Point 2014 Security Report – We published our annual industry security report which provides insight into the major security events that occurred in organizations across the world and offers recommendations on how to protect against them. The report is based on collaborative research from our Security Checkup assessments, Threat Emulation sensors, ThreatCloud™ and Endpoint Security reports, and includes in-depth analysis of 200,000+ hours of monitored network traffic from over 9,000 security gateways across 996 organizations of various industries worldwide. The report is available at http://www.checkpoint.com/securityreport.

Industry Accolades:

Leader in the Gartner Magic Quadrant for Enterprise Network Firewall - Check Point is positioned as a Leader in the Gartner Magic Quadrant for Enterprise Network Firewall. The company has been in the Leaders quadrant since 1999.

Top Position in Worldwide Combined Firewall and UTM Appliance Market - Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for Q1 2014, according to the IDC Worldwide Quarterly Security Appliance Tracker Q1 2014.

“We’ve continued to innovate and expand our offerings this quarter with the introduction of our ThreatCloud IntelliStore, which provides customers access to the industry’s best cyber intelligence sources and translates it into real-time prevention. This is the latest layer in our Threat Prevention solution that includes our Intrusion Prevention (IPS), Network Anti-Virus, Web Security, Anti-bot and Threat Emulation,” concluded Shwed.

Third Quarter 2014 Investor Conference Participation Schedule:

•	Needham 2014 Software and Services Conference
August 5, 2014 – New York, NY

•	Pacific Crest 16th Annual Global Technology Leadership Forum
August 12, 2014 – Vail, CO

•	Citi 2014 Technology Conference
September 2, 2014 – New York, NY

•	Deutsche Bank 2014 dbAccess Technology Conference
September 9, 2014 – Las Vegas, NV

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 23, 2014 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through August 1, 2014 on the company's website or by telephone at +1.201.612.7415, replay ID number 13586646.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade Architecture™. The dynamic Software Blade Architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2014 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations for software-defined protection, Next-Generation SmartEvent and our other new solutions, and our expectations regarding our collaboration with VMware to automate and simplify the provisioning and deployment of network security in private clouds. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation charges, amortization of intangible assets and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$124,342	$119,252	$232,281	$224,445
Software Blades subscriptions	63,743	52,350	125,500	101,504
Total revenues from products and software blades	188,085	171,602	357,781	325,949
Software updates and maintenance	174,513	168,570	347,023	336,953
Total revenues	362,598	340,172	704,804	662,902

Operating expenses:
Cost of products and licenses	22,353	20,916	42,413	39,765
Cost of software blades subscriptions	1,092	1,240	2,602	2,846
Total cost of products and software blades	23,445	22,156	45,015	42,611
Cost of Software updates and maintenance	17,506	16,959	34,754	33,207
Amortization of technology	60	198	120	492
Total cost of revenues	41,011	39,313	79,889	76,310

Research and development	33,451	29,369	66,417	58,683
Selling and marketing	79,821	70,481	148,435	132,310
General and administrative	18,394	17,719	35,644	35,305
Total operating expenses	172,677	156,882	330,385	302,608

Operating income	189,921	183,290	374,419	360,294
Financial income, net	7,298	7,608	14,447	16,450
Income before taxes on income	197,219	190,898	388,866	376,744
Taxes on income	37,563	39,890	76,125	77,776
Net income	$159,656	$151,008	$312,741	$298,968
Earnings per share (basic)	$0.84	$0.77	$1.64	$1.51
Number of shares used in computing earnings per share (basic)	189,933	196,387	190,972	197,418
Earnings per share (diluted)	$0.83	$0.76	$1.61	$1.49
Number of shares used in computing earnings per share (diluted)	193,380	199,946	194,566	201,265

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$189,921	$183,290	$374,419	$360,294
Stock-based compensation (1)	16,587	13,752	29,058	24,922
Amortization of intangible assets (2)	535	826	1,070	1,748
Non-GAAP operating income	$207,043	$197,868	$404,547	$386,964

GAAP net income	$159,656	$151,008	$312,741	$298,968
Stock-based compensation (1)	16,587	13,752	29,058	24,922
Amortization of intangible assets (2)	535	826	1,070	1,748
Taxes on the above items (3)	(4,679)	(551)	(6,868)	(1,311)
Non-GAAP net income	$172,099	$165,035	$336,001	$324,327

GAAP Earnings per share (diluted)	$0.83	$0.76	$1.61	$1.49
Stock-based compensation (1)	0.08	0.07	0.15	0.12
Amortization of intangible assets (2)	-	0.01	0.01	0.01
Taxes on the above items (3)	(0.02)	(0.01)	(0.04)	(0.01)
Non-GAAP Earnings per share (diluted)	$0.89	$0.83	$1.73	$1.61

Number of shares used in computing Non-GAAP earnings per share (diluted)	193,380	199,946	194,566	201,265

(1) Stock-based compensation:
Cost of products and licenses	$22	$23	$38	$41
Cost of software updates and maintenance	240	249	425	448
Research and development	2,661	2,802	4,754	4,789
Selling and marketing	3,874	3,312	6,202	5,572
General and administrative	9,790	7,366	17,639	14,072
	$16,587	$13,752	$29,058	$24,922

(2) Amortization of intangible assets:
Amortization of technology-cost of revenues	60	198	120	492
Selling and marketing	475	628	950	1,256
	$535	$826	$1,070	$1,748
(3) Taxes on the above items	$(4,679)	$(551)	$(6,868)	$(1,311)

Total , net	$12,443	$14,027	$23,260	$25,359

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	June 30,	December 31,
	2014	2013
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$317,544	$408,432
Marketable securities and short-term deposits	915,977	758,382
Trade receivables, net	245,432	379,648
Prepaid expenses and other current assets	59,907	53,856
Total current assets	1,538,860	1,600,318

Long-term assets:
Marketable securities	2,409,263	2,463,110
Property and equipment, net	38,083	37,991
Severance pay fund	6,479	6,488
Deferred tax asset, net	16,476	13,557
Other intangible assets, net	15,120	16,191
Goodwill	727,875	727,875
Other assets	19,865	20,907
Total long-term assets	3,233,161	3,286,119

Total assets	4,772,021	$4,886,437

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$565,188	$586,696
Trade payables and other accrued liabilities	251,228	396,102
Total current liabilities	816,416	982,798

Long-term liabilities:
Long-term deferred revenues	94,958	84,927
Income tax accrual	227,028	205,420
Deferred tax liability, net	636	308
Accrued severance pay	11,071	10,887
	333,693	301,542

Total liabilities	1,150,109	1,284,340

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	811,711	774,917
Treasury shares at cost	(2,757,415)	(2,421,278)
Accumulated other comprehensive income	8,256	1,839
Retained earnings	5,558,586	5,245,845
Total shareholders’ equity	3,621,912	3,602,097
Total liabilities and shareholders’ equity	$4,772,021	$4,886,437
Total cash and cash equivalents, marketable securities and short-term deposits	$3,642,784	$3,629,924

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$159,656	$151,008	$312,741	$298,968
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,248	2,081	4,439	4,097
Amortization of intangible assets	535	826	1,070	1,748
Stock-based compensation	16,587	13,752	29,058	24,922
Realized gain on marketable securities	(143)	40	(154)	(1,074)
Decrease (increase) in trade and other receivables, net	(15,128)	10,875	130,015	105,251
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	11,594	29,065	(129,500)	112,561
Excess tax benefit from stock-based compensation	(2,674)	(1,934)	(1,952)	(6,105)
Deferred income taxes, net	(4,703)	(1,054)	(5,687)	(4,267)
Net cash provided by operating activities	167,972	204,659	340,030	536,101

Cash flow from investing activities:

Investment in property and equipment	(2,328)	(2,044)	(4,531)	(4,626)
Net cash used in investing activities	(2,328)	(2,044)	(4,531)	(4,626)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	-	6,785	47,418	33,430
Purchase of treasury shares	(194,000)	(142,797)	(380,869)	(274,434)
Excess tax benefit from stock-based compensation	2,674	1,934	1,952	6,105
Net cash used in financing activities	(191,326)	(134,078)	(331,499)	(234,899)

Unrealized gain (loss) on marketable securities, net	6,272	(21,276)	8,860	(21,288)

Increase in cash and cash equivalents, marketable securities and short term deposits	(19,410)	47,261	12,860	275,288

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,662,194	3,523,391	3,629,924	3,295,364

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,642,784	$3,570,652	$3,642,784	$3,570,652

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

July 23, 2014

softwarebladesTM	©2014 Check Point Software Technologies Ltd. All rights reserved